INDEPENDENT AUDITORS' REPORT


Board of Directors
Bridge View Bancorp:


     We consent to use of our report dated February 16, 1996 except for Note 1A which is as of December 16, 1996, with respect to the consolidated statements of financial condition of Bridge View Bancorp as of December 31, 1995 and 1994, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 1995, which report appears in the Form SB-2 of Bridge View Bancorp. We also consent to the reference to our firm under the headings "Selected Consolidated Financial Data" and "Experts" in the registration statement.

     Our report refers to a change in accounting for certain investments in debt and equity securities in 1994.


                                                     KPMG PEAT MARWICK LLP


Short Hills, New Jersey
January 29, 1997